

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 28, 2008

VIA U.S. MAIL AND FAX (650) 940-4710

Mr. Theodore A. Boutacoff
President and Chief Executive Officer
IRIDEX Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043-1824

> **Re: IRIDEX Corporation**
> **Form 10-K for the year ended December 30, 2006**
> **Filed March 30, 2007**
> **File No. 000-27598**

Dear Mr. Boutacoff:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Angela Crane
                            Branch Chief